FILE No.
82-4990

MORRISON | FOERSTER

MORRISON & FOERSTER LLP
REGISTERED ASSOCIATED OFFICES OF
ITO & MITOMI

AIG BUILDING, 11TH FLOOR
1-3, MARUNOUCHI 1-CHOME
CHIYODA-KU, TOKYO 100-0005, JAPAN
TELEPHONE: +81 3 3214 6522 FACSIMILE: +81 3 3214 6512
WWW.MOFO.COM

[redacted]国法事務弁護士事務所
事務所
事務所)

〒100-0005
東京都千代田区丸の内一丁目1番3号 AIGビル11階

December 2, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

East Japan Railway Company - 12g3-2(b) Exemption **(FILE NO. 82-4990)**

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Consolidated Semi-Annual Report Release for the First Six-Month Period during the Fiscal Year ending March 31, 2006; and

2. Outline of the Non-Consolidated Interim Financial Statements for the First Six-Month Period during the Fiscal Year ending March 31, 2006.

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at AIG Building, 11th Floor, 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder Relations Group, Administration Department (telephone +813-5334-1354, facsimile +813-5334-1358).

Very truly yours,

Ito & Mitomi

Enclosures

dlw 12/7

tk-76262 v28

2. *Average number of outstanding shares for each period (consolidated basis):*
   Six months ended September 30, 2005: 3,996,281
   Six months ended September 30, 2004: 3,996,414
   Year ended March 31, 2005: 3,996,410

3. *Changes in accounting treatment: Not applicable*

4. *Percentages appearing under operating revenues, operating income, ordinary income and net income represent the ratio of increase/(decrease) compared to the same period in the immediately preceding year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Total Assets	Shareholders' Equity per Share
At September 30, 2005	¥6,693,356 million	¥1,292,407 million	19.3%	¥323,403.72
At September 30, 2004	¥6,729,109 million	¥1,155,612 million	17.2%	¥289,689.91
At March 31, 2005	¥6,716,268 million	¥1,183,545 million	17.6%	¥296,105.99

(Note) Total outstanding shares as of the end of each fiscal year (consolidated basis):
Six months ended September 30, 2005: 3,996,267
Six months ended September 30, 2004: 3,989,135
Year ended March 31, 2005: 3,996,290

(3) Consolidated Cash Flows

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Balance of Cash and Cash Equivalents at End of Period/Year
Six months ended September 30, 2005	¥223,425 million	¥(158,068) million	¥(66,710) million	¥65,699 million
Six months ended September 30, 2004	¥197,134 million	¥(126,473) million	¥(83,552) million	¥70,066 million
Year ended March 31, 2005	¥407,736 million	¥(214,948) million	¥(209,041) million	¥66,781 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 85
Number of non-consolidated subsidiaries to which equity method is applicable: 0
Number of affiliated companies to which equity method is applicable: 2

(5) Changes in Scope of Consolidation and Application of Equity Method

Consolidated	(new):	1	Equity method	(new):	0
	(excluded):	8		(excluded):	0

2. Forecast of Consolidated Business Results (April 1, 2005 through March 31, 2006)

	Operating Revenues	Ordinary Income	Net Income
Year ending March 31, 2006	¥2,581,000 million	¥260,000 million	¥152,000 million

(Reference) Estimated earnings per share (annual): ¥38,035.50

* *Please note that the Forecast of Business Results as mentioned above is based on certain assumptions that we currently deem reasonable, and that the actual business results may change according to various factors.*

平成18年3月期　中間決算短信（連結）

平成17年10月28日

上場会社名　**東日本旅客鉄道株式会社**　　上場取引所　東 大 名
コード番号　9020　　本社所在都道府県　東京都
(URL http://www.jreast.co.jp)
代　表　者　役職名　代表取締役社長　氏 名 大塚 陸毅
問合せ先責任者　役職名　広報部長　氏 名 川野邊 修　TEL：(03)-5334-1300
決算取締役会開催日　平成17年10月28日
米国会計基準採用の有無　無

1．17年9月中間期の連結業績（平成17年4月1日～平成17年9月30日）

(1) 連結経営成績　　(注)記載金額は、百万円未満を切り捨てて表示しております。

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
17年9月中間期	1,290,984	1.7	236,334	6.5	168,551	10.9
16年9月中間期	1,269,549	1.1	221,977	13.6	151,982	26.4
17年3月期	2,537,480	―	358,534	―	212,339	―

	中間（当期）純利益		1株当たり中間（当期）純利益	潜在株式調整後1株当たり中間（当期）純利益
	百万円	%	円 銭	円 銭
17年9月中間期	100,398	21.9	25,122.93	―
16年9月中間期	82,364	35.7	20,609.57	―
17年3月期	111,592	―	27,868.00	―

(注) ①持分法投資損益　17年9月中間期　521百万円　16年9月中間期　850百万円　17年3月期　290百万円
②期中平均株式数（連結）　17年9月中間期3,996,281株　16年9月中間期3,996,414株　17年3月期3,996,410株
③会計処理方法の変更　無
④売上高、営業利益、経常利益、中間（当期）純利益におけるパーセント表示は、対前年中間期増減率

(2) 連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
17年9月中間期	6,693,356	1,292,407	19.3	323,403.72
16年9月中間期	6,729,109	1,155,612	17.2	289,689.91
17年3月期	6,716,268	1,183,545	17.6	296,105.99

(注)　期末発行済株式数（連結）　17年9月中間期3,996,267株　16年9月中間期3,989,135株　17年3月期3,996,290株

(3) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
17年9月中間期	223,425	△158,068	△66,710	65,699
16年9月中間期	197,134	△126,473	△83,552	70,066
17年3月期	407,736	△214,948	△209,041	66,781

(4) 連結範囲及び持分法の適用に関する事項
連結子会社数　85社　持分法適用非連結子会社数　0社　持分法適用関連会社数　2社

(5) 連結範囲及び持分法の適用の異動状況
連結　（新規）1社　（除外）8社　持分法　（新規）0社　（除外）0社

2．18年3月期の連結業績予想（平成17年4月1日～平成18年3月31日）

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
通期	2,581,000	260,000	152,000

（参考）　1株当たり予想当期純利益（通期）　38,035円50銭

※　上記の業績予想は、当社が現時点で合理的であると判断する一定の前提に基づいており、実際の業績は、さまざまな要素により異なる結果となる可能性があることをご承知おき下さい。
なお、上記の業績予想に関する事項は、添付資料11ページをご参照下さい。

〔添付資料〕

（1）企業集団の状況

当社の企業集団（当社、連結子会社85社および持分法適用関連会社2社（平成17年9月30日現在））においては、運輸業、駅スペース活用事業、ショッピング・オフィス事業、その他事業の4部門に関係する事業を行っております。各事業における当社および関係会社の位置づけ等は次のとおりであります。

なお、次の4部門は「(8)セグメント情報」における事業の区分と同一であります。

① 運輸業

鉄道事業を中心とした旅客運送事業を展開しております。当社の鉄道事業の営業エリアは、主として関東および東北地方の1都16県にわたり、駅数は1,699駅、営業キロは在来線が6,473.9km、新幹線が1,052.9km、総合計は7,526.8kmとなっております。

主な関係会社：当社、◎ジェイアールバス関東㈱、◎ジェイアールバス東北㈱、
◎東京モノレール㈱

② 駅スペース活用事業

駅をご利用になるお客さまをターゲットに、駅において商業スペースを創出し、小売店、飲食店、コンビニエンスストア等の各種事業を展開しております。

主な関係会社：当社（駅スペースの創出等）、◎東日本キヨスク㈱、
◎㈱日本レストランエンタプライズ

③ ショッピング・オフィス事業

駅周辺エリアも含めたお客さまをターゲットに、駅および駅周辺の用地を開発し、ショッピングセンターの運営事業およびオフィスビル等の貸付業を展開しております。

主な関係会社：当社（ｼｮｯﾋﾟﾝｸﾞｾﾝﾀｰ・ｵﾌｨｽﾋﾞﾙの開発等）、◎㈱ルミネ、
◎㈱ジェイアール東日本都市開発、◎東京圏駅ビル開発㈱、◎㈱鉄道会館

④ その他事業

上記のほか、駅および駅周辺等を活用して、ホテル業、広告代理業等を展開しております。

主な関係会社：（ホテル業） 当社、◎日本ホテル㈱、◎仙台ターミナルビル㈱
（広告代理業）◎㈱ジェイアール東日本企画
（旅行業）◎㈱びゅうワールド、○㈱ジェイティービー
（卸売業）◎㈱ジェイアール東日本商事
（貨物自動車運送事業）◎㈱ジェイアール東日本物流
（情報処理業）◎㈱ジェイアール東日本情報システム
（清掃整備業）◎㈱東日本環境アクセス
（住宅分譲事業）当社、◎㈱ジェイアール東日本住宅開発
（ｸﾚｼﾞｯﾄｶｰﾄﾞ事業）当社
（その他サービス業）当社、◎ジェイアール東日本メカトロニクス㈱、
◎ジェイアール東日本ビルテック㈱、○セントラル警備保障㈱

（注）1 ◎は連結子会社、○は持分法適用関連会社を示しております。
2 複数のセグメントに係る事業を営んでいる子会社は、主たる事業のセグメントにおいて会社名を記載しております。

事業系統図は次のとおりであります。


東日本旅客鉄道㈱
運輸業
鉄道旅客運輸ｻｰﾋﾞｽ
(自動車・鉄道旅客運輸ｻｰﾋﾞｽ)
◎ｼﾞｪｲｱｰﾙﾊﾞｽ関東㈱、◎ｼﾞｪｲｱｰﾙﾊﾞｽ東北㈱、
◎東京ﾓﾉﾚｰﾙ㈱
駅スペース活用事業
駅ｽﾍﾟｰｽの創出等
(小売店・飲食店・ｺﾝﾋﾞﾆｴﾝｽｽﾄｱ等の各種事業)
◎東日本ｷｮｽｸ㈱、◎㈱日本ﾚｽﾄﾗﾝｴﾝﾀﾌﾟﾗｲｽﾞ
ショッピング・オフィス事業
ｼｮｯﾋﾟﾝｸﾞｾﾝﾀｰ・
ｵﾌｨｽﾋﾞﾙの開発等
(ｼｮｯﾋﾟﾝｸﾞｾﾝﾀｰの運営事業・ｵﾌｨｽﾋﾞﾙ等の貸付業)
◎㈱ﾙﾐﾈ、◎㈱ｼﾞｪｲｱｰﾙ東日本都市開発、
◎東京圏駅ﾋﾞﾙ開発㈱、◎㈱鉄道会館
その他事業
ホテル業
住宅分譲事業
ｸﾚｼﾞｯﾄｶｰﾄﾞ事業
その他サービス業
(ホテル業) ◎日本ﾎﾃﾙ㈱、◎仙台ﾀｰﾐﾅﾙﾋﾞﾙ㈱
(広告代理業) ◎㈱ｼﾞｪｲｱｰﾙ東日本企画
(旅行業) ◎㈱びゅうﾜｰﾙﾄﾞ、○㈱ｼﾞｪｲﾃｨｰﾋﾞｰ
(卸売業) ◎㈱ｼﾞｪｲｱｰﾙ東日本商事
(貨物自動車運送事業) ◎㈱ｼﾞｪｲｱｰﾙ東日本物流
(情報処理業) ◎㈱ｼﾞｪｲｱｰﾙ東日本情報ｼｽﾃﾑ
(清掃整備業) ◎㈱東日本環境ｱｸｾｽ
(住宅分譲事業) ◎㈱ｼﾞｪｲｱｰﾙ東日本住宅開発
(その他ｻｰﾋﾞｽ業) ◎ｼﾞｪｲｱｰﾙ東日本ﾒｶﾄﾛﾆｸｽ㈱、
◎ｼﾞｪｲｱｰﾙ東日本ﾋﾞﾙﾃｯｸ㈱、
○ｾﾝﾄﾗﾙ警備保障㈱
お客さまおよび取引先

(注) 1 ◎は連結子会社、○は持分法適用関連会社を示しております。
2 複数のセグメントに係る事業を営んでいる子会社は、主たる事業のセグメントにおいて会社名を記載しております。
3 矢印は主な取引・サービスの提供を示しております。

（2）経営方針

①基本方針

ＪＲ東日本グループは、駅と鉄道を中心として、良質で時代の先端を行くサービスを提供する活力ある企業グループをめざし、株主の皆さまのご負託に応えていきたいと考えております。そのために、グループで働く一人ひとりが、お客さまの視点に立ち、安全・正確な輸送、利用しやすく質の高い商品・サービスの提供に努めるとともに、より一層のお客さまの信頼を得るために、サービスレベルと技術水準の向上に向けて、挑戦を続けてまいります。当社グループは、お客さまとともに歩み、「信頼される生活サービス創造グループ」として、社会的責任の遂行と利益の創出とを両立し、グループの持続的成長をめざしてまいります。

②経営戦略と対処すべき課題

[中期経営構想「ニューフロンティア２００８」]

当社グループは、グループ中期経営構想「ニューフロンティア２００８」を平成 17 年１月に発表し、4 月よりスタートしております。この中で、当社グループは、「信頼される生活サービス創造グループ」をめざすというこれまでのグループ理念を引き継ぎ、グループの長期にわたる持続的な成長を展望しつつ 2008 年度までの到達目標を示しております。具体的には、「お客さまの視点に立脚したサービスの実践」、「強くたくましい企業グループづくり」、「社会的責任の遂行と持続的成長の実現」を基本的な経営の方向として位置づけ、当社グループが長期的に大きく発展することをめざしております。

[新たな顧客価値の創造]

当社グループは、きめ細かなマーケティングを通じてお客さまにご満足いただける商品・サービスを提供することにより、新たな顧客価値を創造してまいります。具体的には、安全・安定輸送への絶えざる挑戦を続けるとともに、当社グループ最大の経営資源である駅をさらに便利で魅力あるものに変えてまいります。また、鉄道事業の利便性、快適性を一層向上させるとともに、グループの総力をあげて生活サービス事業のさらなる成長をめざしてまいります。このほか、Ｓｕｉｃａを利用した新しいサービスの展開や、当社グループの技術力の基礎となる研究開発にも積極的に取り組んでまいります。

[グループの総合力の発揮]

当社グループは、「自律と連携」、「選択と集中」の方針を継続し、グループ各社がそれぞれの使命に基づきグループ全体の発展をめざしてまいります。グループ内のさまざまな壁を取り除き、緊密な連携を図るとともに、コストダウンを徹底し、効率的な事業運営に努めてまいります。また、高い倫理観のもとで透明度の高い経営を実践し、法令の遵守や地球環境保護などにも積極的に取り組むことで、株主の皆さまをはじめとする全てのステークホルダーからの信頼に応える企業グループであり続けます。

[目標とする経営指標]

当社グループは、経営指標として 3 つの数値目標を定めております。

	(参考) 2004 年度実績	2008 年度目標
2005 年度から 2008 年度までの 4 年間の連結営業キャッシュ・フロー総額	(単年度) 4,077 億円	4 年間で 2 兆円
株主資本に対する長期債務の比率 (連結ベース)	3.2 倍	2 倍程度
2008 年度における連結ＲＯＡ	5.3%	6.0%

③投資単位の引下げに関する考え方及び方針

当社は、幅広い投資家層による株式の売買を可能とする投資単位の引下げが、活力ある株式市場の確立のための有用な施策の一つであると認識しております。

当社株価は、東京証券取引所が目安とする「投資単位 50 万円」を当中間期末時点で上回っておりますが、多くの株主の皆さまに株式を保有していただいており、また、市場においても活発な取引が行われていると考えております。したがって、投資単位の引下げは現時点では考えておりません。今後の対応については、株価の動向、株主数などを考慮しながら、必要に応じて検討してまいります。

④コーポレート・ガバナンスに関する基本的な考え方及びその施策の実施状況

[コーポレート・ガバナンスに関する基本的な考え方]

当社は、株主の皆さまをはじめとする全てのステークホルダーから信頼される企業グループであり続けるために、コーポレート・ガバナンスの充実を経営上の最も重要な課題の一つと位置づけております。

具体的には、経営の健全性、効率性および透明性を高める観点から、経営の意思決定、業務執行および監督、さらにはグループの統制、情報開示などについて適切な体制を整備するとともに、必要な施策を実施しております。

[会社の経営上の意思決定、執行及び監督に係る経営管理組織その他のコーポレート・ガバナンス体制の状況]

a　会社の機関の状況

当社の取締役会は、当中間期末現在、社外取締役 2 名を含む 24 名で構成され、原則として毎月 1 回開催し、法定の事項その他重要な業務執行についての決定および業務執行の監督を行っております。また、取締役会の定めるところにより、全ての役付取締役で構成される常務会を置き、取締役会の決議事項およびその他の経営上の重要事項について審議を行っております。このほか、当社グループ全体の発展を期するため、役付取締役等で構成されるグループ戦略策定委員会を置き、事業分野ごとの経営戦略などグループに関する重要事項について審議を行っております。

なお、取締役会の議論をより一層活性化し、意思決定の機動性・迅速性を向上させるために、取締役数の削減を実施してまいりましたが、ＩＴ事業本部の新設に伴い専任の取締役を配置するため、平成 17 年 6 月の定時株主総会において、取締役数を 24 名といたしました。

当社の監査役会は、常勤監査役 2 名と非常勤監査役 3 名の計 5 名(うち 4 名は社外監査役)で構成され、各監査役は、監査役会が定めた方針に従い、取締役会、常務会等への出席や業務、財産の状況の調査等を通じ、取締役の職務遂行の監査を行っております。

当社は、主たる事業である鉄道の事業特性に鑑み、長期的な視点に立った判断を重視しており、今後とも現行の監査役制度のもとで、コーポレート・ガバナンスの充実を図ることが最も適切であると考えております。

b　内部統制システムの整備の状況

内部統制につきましては、チェック機能の実効性を高めるために、必要な仕組みを確立しております。

監査については、内部監査、監査役監査、会計監査を行っております。

内部の業務執行体制としては、部署間の相互牽制機能を発揮させるため、社内規程等により部署ごとの職務権限を明確にするとともに、業務執行について稟議制等により複数部署のチェックを行っております。

コンプライアンスにつきましては、法令遵守および企業倫理に係る当社の企業行動指針として「法令遵守及び企業倫理に関する指針」を策定し社内外に公表しております。役員･社員等の具体的な行動のあり方を示すアクションプランを制定し、当社およびグループ会社の業務に従事する者全員に配付するとともに、支社等において説明会を開催しております。また、社内外に内部通報窓口「コ

ンプライアンス相談窓口」を設置しております。
その他、社内の各種法的な問題を早期に把握し、必要の都度、弁護士等の専門家からも助言を受けつつ、業務運営の適法性の確保に努めております。また、グループ会社に対しても、定期的に研修を行い、法令遵守に関する意識の向上と人材の育成に努めております。

c　リスク管理体制の整備の状況
当社では、鉄道の運行に関し、設備強化や社員教育等を通じ、事故防止、災害防止、輸送障害対策など、さまざまなリスク管理を行っております。特に事故・災害等の発生に備えて、輸送指令室を24時間体制とするなど、迅速かつ適切な対応ができる体制を整えており、また、これまでの経験を踏まえ、リスク管理のノウハウの蓄積にも努めております。平成16年3月には、高度で複雑な列車体系の中で信頼性の高い輸送システムの構築を行うため、「輸送に関する安定性向上委員会」を設置いたしました。
また、外部からの犯罪行為、不祥事、法令違反などの会社の事業運営に重大な影響を与えるリスクに対しては、平成13年1月に設置した「危機管理本部」が中心となり、関係部署の緊密な連携により対応しております。問題が発生した際には、経営トップが関与しながら、迅速に初動体制を構築することで、情報の混乱や連絡不徹底による対応の遅れを防いでおります。また、支社等における危機管理担当を明確化し、担当者会議やセミナー等の実施により対応力の強化を図っております。

d　内部監査及び監査役監査、会計監査の状況
（内部監査、監査役監査、会計監査の体制等）
内部監査につきましては、監査部（本社）および監査室（各支社）を置き、約100名の専任スタッフを配置して、適法で効率的な業務執行確保のための監視体制を整えております。期初の計画に基づき監査を進め、改善が必要な点については改善状況の報告の提出を求めるとともに、期末およびその他必要に応じて監査結果を代表取締役に報告しております。また、監査部では、グループ会社の監査も実施しております。
監査役監査につきましては、監査役を補佐するため8名の専任スタッフを配置しており、常勤監査役を中心に、取締役会のほか常務会などの社内の重要会議に出席するなど、取締役の職務執行を監査できる体制をとっております。また、監査役会を毎月開催し、監査役間の情報交換を行うだけでなく、グループ会社監査役との間で定例の連絡会を実施し、監査に関する情報の交換を行っております。
会計監査につきましては、当社と監査契約を締結しているあずさ監査法人（会計監査人）が、期中および期末に監査を実施しております。
相互連携につきましては、常勤監査役と内部監査部門の担当役員とが毎月定例の連絡会を開催しているほか、常勤監査役が会計監査人から定例的に年5回、その他必要に応じて監査実施状況等の報告を受けるなど、情報の共有化を通じて相互に効率的かつ効果的な監査活動が行えるよう努めております。

当中間期において監査業務を執行した公認会計士の氏名、監査業務に係る補助者の構成については、以下のとおりです。
・監査業務を執行した公認会計士の氏名
指定社員　業務執行社員：　佐藤正典、池田敏夫、高村　守
・監査業務に係る補助者の構成
公認会計士　14名、会計士補　9名、その他　1名

e　その他
（情報開示）
情報開示につきましては、広報活動やＩＲ活動を通じて積極的に取り組んでおり、ホームページ等を活用した開示内容の充実や重要な企業情報のタイムリーディスクロージャーなどに努めております。

（個人情報保護）
個人情報の保護につきましては、グループ会社を含めて個人情報の保護に関する法令および社内規程の遵守を徹底するとともに、取引先等に対して協力を要請するなど、取り扱う個人情報の取得および利用を適正に行い、個人情報を安全かつ最新の状態で管理しております。
また、「個人情報受付窓口」を設置し、当社が取得した個人情報に関する社外からの苦情、お問合せおよび個人情報の開示等の請求に対応しております。

（会社と会社の社外取締役及び社外監査役の人的関係、資本的関係または取引関係その他の利害関係の概要）
社外取締役および社外監査役と当社との取引関係はありません。

（会社のコーポレート・ガバナンスの充実に向けた取組みの最近1年間における実施状況）
コンプライアンスにつきましては、「法令遵守及び企業倫理に関する指針」を公表したほか、役員・社員等の具体的な行動のあり方を示すアクションプランを当社およびグループ会社の業務に従事する者全員に配付いたしました。また、社内外に内部通報窓口「コンプライアンス相談窓口」を設置いたしました。
リスク管理につきましては、支社等において危機管理担当を明確化し、専門教育を行うことなどにより対応力の強化を図りました。

⑤親会社等に関する事項

該当事項はありません。

（３）経営成績及び財政状態

①当中間期の概況

［全般の状況］
当中間期におけるわが国経済は、好調な企業業績を背景に設備投資の増加が続き、また、雇用情勢の改善を受けて個人消費が増加するなど、景気は調整局面を脱して緩やかな回復を続けました。当社、連結子会社および持分法適用関連会社では、このような経済情勢の中で、鉄道ネットワークの充実や、駅を中心とした生活サービス事業の積極的な展開などを通じ、本年 4 月にスタートしたグループ中期経営構想「ニューフロンティア２００８」に掲げた「お客さまのご期待の実現」に努めてまいりました。
この結果、当中間期の営業収益は全セグメントにおいて増収だったことにより、前年同期比 1.7％増の 1 兆 2,909 億円となり、営業利益は前年同期比 6.5％増の 2,363 億円となりました。また、経常利益は有利子負債の削減による支払利息の減少等により、前年同期比 10.9％増の 1,685 億円、中間純利益は減損損失の減少等により、前年同期比 21.9％増の 1,003 億円となりました。

［事業セグメント別の状況］
運輸業においては、鉄道事業を中心に、さらなる安全性の向上を図りながら、新幹線ネットワークや首都圏の在来線ネットワーク等の利用促進と増収に努めてまいりました。
具体的には、つくばエクスプレス（首都圏新都市鉄道）開業を控え 7 月に実施した常磐線を中心としたダイヤ改正による列車増発、ゴールデンウィークや夏休み期間などの列車増発、新幹線ネットワークを活用した「福島県あいづデスティネーションキャンペーン」、「義経伝説紀行キャンペーン」などを展開いたしました。また、「ローカル線の旅」の商品の拡充、各種メディアを活用した情報の積極的な発信、「愛・地球博」への送客など、観光流動の活性化に努めました。また、当社独自のシニア会員組織「大人の休日倶楽部ジパング」のサービスを本年 6 月から開始いたしました。バス事業については、つくばエクスプレスの開業など経営環境が一層厳しくなる中で、新規路線の開業や既存路線の

増便などにより、また、モノレール鉄道業については、快速運転本数の大幅な拡大などにより競争力を強化いたしました。
これに加え、前期に実施した湘南新宿ラインの大増発や普通列車グリーン車の導入等の効果もあり、鉄道ネットワークの輸送量は前年同期を上回り、売上高は前年同期比 0.8％増の 9,353 億円となりました。営業利益は、人件費の減少等により、前年同期比 5.8％増の 1,896 億円となりました。

駅スペース活用事業においては、引き続き 21 世紀の新しい駅づくり「ステーションルネッサンス」として、秋葉原駅、高崎駅、宇都宮駅などで大規模な開発を進めました。また、コンビニエンスストア「ＮＥＷＤＡＹＳ」の増設や、月ごとに商品が替わる新しいスタイルのスイーツ専門店「マンスリースイーツ」などの展開を進めました。
これに加え、前期に開業した「エキュート大宮」（埼玉）等の効果もあり、売上高は前年同期比 3.3％増の 1,964 億円、営業利益は前年同期比 17.6％増の 149 億円となりました。

ショッピング・オフィス事業においては、「アトレヴィ秋葉原」（東京）、「小田原ラスカ」（神奈川）を開業したほか、「エスパル仙台」（宮城）、「フェザン」南館（岩手）、「パセオ」（栃木）などのリニューアルを実施いたしました。また、その他のショッピングセンターでも集客力のある有力テナントの導入を積極的に推進いたしました。
グループ会社の再編成については、4 件 10 社のショッピングセンター運営会社の合併（東京圏駅ビル開発㈱と㈱大森プリモおよび㈱秋葉原、平塚ステーションビル㈱と㈱ルミネ茅ヶ崎および㈱アボンデ、盛岡ターミナルビル㈱と青森ステーション開発㈱、高崎ターミナルビル㈱と熊谷ステーション開発㈱）を行い、営業力や財務基盤等の強化を図りました。
これに加え、㈱ルミネ等の好調な業績により、売上高は前年同期比 4.0％増の 969 億円となり、営業利益は前年同期比 11.2％増の 283 億円となりました。

その他事業においては、ホテル業では、「ホテルメッツ赤羽」（東京）を開業したほか、首都圏のホテル会社 3 社（㈱ホテルメトロポリタン、㈱ホテルエドモント、日本ホテル㈱）を再編し、営業力や財務基盤等の強化を図りました。広告代理業については、列車の中づり部分にデジタルモニターを設置し広告配信の実証実験を実施するなど、新規媒体の開発を積極的に行いました。住宅分譲事業については、「びゅうヴェルジェ安中榛名」（群馬）などの販売を引き続き実施いたしました。さらに、新規事業として、ＣＭ等の撮影場所として駅や列車などをご利用いただく「ロケーションサービス」を開始いたしました。クレジットカード事業については、「大人の休日倶楽部」のカードや「ビュー・スイカ新銀行東京カード」などの募集を開始するなど引き続き積極的な会員募集を行い、当中間期に 30 万人を超える会員増を達成いたしました。また、Ｓｕｉｃａによるショッピングサービス（電子マネー）については、駅全体で電子マネーをご利用いただける「Ｓｕｉｃａステーション」を展開するとともに、市中店舗の加盟店拡大も積極的に進め、当中間期末現在、利用可能店舗数は約 1,600 になりました。
この結果、売上高は、前年同期比 6.0％増の 2,175 億円となったものの、クレジットカード事業のポイント制度に係る引当金の計上などにより、営業利益は前年同期比 29.7％減の 29 億円となりました。

［キャッシュ・フローの状況］
当中間期の営業活動によるキャッシュ・フローについては、税金等調整前中間純利益が増加したことなどにより、流入額は、前年同期に比べ262億円増の2,234億円となりました。
投資活動によるキャッシュ・フローについては、固定資産の取得による支出が減少した一方、投資有価証券の売却による収入が減少したことなどにより、流出額は、前年同期に比べ315億円増の1,580億円となりました。
財務活動によるキャッシュ・フローについては、長期債務の削減額が1,344億円と前年同期に比べ増加した一方、コマーシャル・ペーパーを発行したことなどにより、流出額は、前年同期に比べ168億円減の667億円となりました。

なお、当中間期末の現金及び現金同等物の残高は、前期末に比べ10億円減の656億円となりました。また、当中間期末の長期債務残高は、3兆6,986億円であります。

なお、当社のキャッシュ・フロー指標のトレンドは以下のとおりであります。

	平成15年3月期	平成16年3月期	平成17年3月期	平成17年9月中間期
株主資本比率(%)	14.3	16.2	17.6	19.3
時価ベースの株主資本比率(%)	30.2	32.3	34.3	38.7
債務償還年数(年)	9.4	10.1	9.3	―
インタレスト・カバレッジ・レシオ	2.5	2.4	2.7	3.2

※株主資本比率：株主資本/総資産
時価ベースの株主資本比率：株式時価総額/総資産
債務償還年数：有利子負債/営業活動によるキャッシュ・フロー(中間期は記載しておりません。)
インタレスト・カバレッジ・レシオ：営業活動によるキャッシュ・フロー/利息の支払額
1 各指標は、いずれも連結ベースの財務数値により算出しております。
2 株式時価総額は、期末株価終値×期末発行済株式数（自己株式控除後）により算出しております。

[事業等のリスク]

a 事業に係る法律関連事項

当社は、鉄道事業者として鉄道事業法の定めに基づき事業運営を行っております。また、「旅客鉄道株式会社及び日本貨物鉄道株式会社に関する法律」の適用対象からは除外されているものの、同法の附則に定められた「当分の間配慮すべき事項に関する指針」等に配慮した事業運営が求められております。

b 運賃および料金の設定または変更

当社の鉄道事業における運賃・料金の設定、変更に際しては、鉄道事業法により必要な手続きが定められております。これらの手続きが変更される場合、または何らかの理由により手続きに基づいた運賃・料金の変更を機動的に行えない場合には、当社の収益に影響を与える可能性があります。

c 整備新幹線計画

整備新幹線建設の費用負担、開業時の並行在来線の扱い、貸付料の額の算定方法等については、法令等により定められており、①営業主体となるＪＲの負担は新幹線開業に伴って生じる受益を限度とした貸付料等のみであり、この貸付料等以外の負担は一切生じないこと、②整備する線区の並行在来線を当社から経営分離することについて地元の同意が確認できていることを必須の条件として、営業主体としての責務を果たすことを基本方針としております。今後、整備新幹線の建設に関する上記の枠組みが変更された場合には、当社の財政状態および経営成績に影響を与える可能性があります。

d 東京駅八重洲口開発計画

東京駅八重洲口開発計画は八重洲駅前広場を挟んだ南北に超高層ツインタワーを建設し、中央部にはツインタワーを結ぶ歩行者デッキと大屋根を設置する計画であり、共同事業の総事業費が約1,300億円(当社負担額は約800億円、これに当社固有事業費を合算すると当社事業費は約1,100億円）、最終的な完成は2011年春の予定です。東京駅八重洲口開発計画は十分な検討の上で採算性を見込んだ計画ではありますが、各種の環境の変化等により予想どおりに進展しない場合には、当社グループの財政状態および経営成績に影響を与える可能性があります。

e　安全対策

鉄道事業においては、自然災害や人為的ミス、テロ事件等によって事故が発生した場合、大きな損害が出る可能性があります。当社グループは、安全の確保を経営の最重要課題と位置づけ、安全５ケ年計画「安全計画２００８」に基づき、ハード、ソフトの両面からより安全性の高い鉄道システムづくりに取り組んでおります。

f　情報システム・顧客個人情報保護

当社グループはシステム障害防止策、障害発生時の影響を最小限に抑える対策、個人情報の厳正な管理・保護に努めておりますが、自然災害や人為的ミス等によって当社が用いるコンピュータシステムに重大な機能障害が発生した場合、またはコンピュータウイルスへの感染等によりコンピュータシステム上の顧客個人情報が外部に流出した場合には、当社グループが提供するさまざまなサービスへの影響を通じて、当社グループの財政状態および経営成績に影響を与える可能性があります。当社グループでは、日常よりシステムの機能向上や社員教育等を通じてシステム障害の防止に努めているほか、規程の整備、内部監査などを行い個人情報の厳正な管理に努めております。

g　生活サービス事業の展開

生活サービス事業については、景気低迷などを理由とした消費低迷により収益が減少したり、地価の下落に伴い販売用不動産に評価損が発生するなどの可能性があります。また、製造・販売商品の瑕疵による売上の減少や当社グループに対する信頼の低下、取引先企業等の倒産などの可能性もあります。これらの事象が発生した場合には、当社グループの財政状態および経営成績に影響を与える可能性があります。当社グループは、最大の経営資源である駅を十分に活用した事業展開を図るとともに、与信管理等の徹底を図るなど、収益向上と信頼確保に努めております。

h　他事業者との競合

当社グループは鉄道事業においては他の鉄道や航空機等の対抗輸送機関と競合状態にあり、生活サービス事業においても他の事業者と競合状態にあります。市場での競争の激化は、当社グループの財政状態および経営成績に影響を与える可能性があります。当社グループは、安全・安定輸送の徹底、魅力的な商品の開発、お客さまにご満足いただけるサービスの提供等を通じて、競争力の強化に努めております。

i　長期債務

当中間期末の連結長期債務残高は、3兆6,986億円であります。当社グループは長期債務の削減、低利の融資への借り換えなどを今後とも進めてまいりますが、想定外の事由によりフリー・キャッシュ・フローが減少する場合、または今後の金利動向により調達金利が変動する場合には、当社グループの財政状態および経営成績に影響を与える可能性があります。

［配当政策］

当社では、駅と鉄道を中心とする事業をより強固な経営基盤のもとに発展させるため内部留保を確保すると同時に、業績の動向を踏まえつつ、株主の皆さまへの利益還元についても着実に充実させていくことを利益処分の基本的な考え方としております。

この方針に基づき、当期の中間配当につきましては、１株当たり4,000円（1,000円の増配）とすることを平成17年10月28日の取締役会において決議いたしました。（支払開始日12月１日）

当中間期の内部留保資金につきましては、長期債務の返済資金に充当し財務体質の強化を図るとともに、将来の経営に大きな成果を生むための設備投資にも積極的に活用してまいります。今後も、引き続き業績の向上に努め、安定的な配当を継続しうるよう経営基盤の一層の強化を図るとともに、株主還元のさらなる充実をめざしてまいります。

②通期の見通し

当社グループは、今後とも、株主の皆さまをはじめ、お客さま、地域社会の方々からのご期待に応えるべく、さらなる経営努力を重ねてまいります。

当期は新たな中期経営構想「ニューフロンティア２００８」の初年度であることから、長期にわたる成長の基礎をつくる重要な時期となります。

下半期には、首都圏輸送については、ネットワークをより充実させるため、宇都宮線、高崎線にグリーン車を増投入するほか、常磐線、東海道線に新型車両を継続して投入いたします。また、新幹線輸送については、スピードアップによる競争力強化や臨時列車の増発、指定席拡大による着席サービスの充実を図ってまいります。生活サービス事業については、「ステーションルネッサンス」や東京駅周辺整備などの大規模プロジェクトを着実に推進してまいります。Ｓｕｉｃａ事業については、鉄道事業、生活サービス事業と並ぶ第3の柱として育成を図るため、「ビュー・スイカ定期券」の発行開始、「モバイルＳｕｉｃａ」のサービス開始、ショッピングサービス（電子マネー）の加盟店拡大など、利便性の向上とサービスの拡充に取り組んでまいります。

現時点での通期の業績予想は、平成17年4月27日発表の予想から、売上高、経常利益および当期純利益をいずれも上方修正して、以下のとおりとしております。

売　上　高	2兆5,810億円	（前期比　1.7%増）
経常利益	2,600億円	（前期比　22.4%増）
当期純利益	1,520億円	（前期比　36.2%増）

当期の配当金に関しては、中間配当金4,000円（1,000円の増配）を含め、1株当たり8,000円（1,500円の増配）とさせていただく予定であります。

（注）上記の業績予想は、当社が現時点で合理的であると判断する一定の前提に基づいており、実際の業績は、さまざまな要素により異なる結果となる可能性があることをご承知おき下さい。

(4)－1　比較連結貸借対照表

（単位：百万円）

科目	前連結会計年度末（平成17年3月31日）	当中間連結会計期間末（平成17年9月30日）	増減	前中間連結会計期間末（平成16年9月30日）
（資産の部）				
Ⅰ 流動資産	397,649	386,326	△ 11,322	420,400
1 現金及び預金	66,950	65,869	△ 1,081	70,267
2 受取手形及び売掛金	141,785	126,754	△ 15,031	107,535
3 未収運賃	35,592	36,880	1,287	39,133
4 短期貸付金	19,678	19,502	△ 176	21,366
5 有価証券	1,763	1,696	△ 66	199
6 分譲土地建物	11,374	9,647	△ 1,726	12,484
7 たな卸資産	33,157	40,543	7,386	48,880
8 繰延税金資産	64,826	61,821	△ 3,005	58,146
9 その他	24,184	25,321	1,136	64,094
10 貸倒引当金	△ 1,663	△ 1,709	△ 46	△ 1,707
Ⅱ 固定資産	6,318,363	6,306,734	△ 11,629	6,308,468
A 有形固定資産	5,800,707	5,745,154	△ 55,553	5,843,506
1 建物及び構築物	2,964,383	2,902,270	△ 62,112	2,951,482
2 機械装置及び運搬具	613,974	613,458	△ 515	620,197
3 土地	2,026,941	2,025,601	△ 1,340	2,079,441
4 建設仮勘定	151,736	161,151	9,415	149,498
5 その他	43,672	42,672	△ 999	42,886
B 無形固定資産	103,854	107,224	3,369	94,828
1 施設利用権その他	101,540	105,473	3,932	91,794
2 連結調整勘定	2,313	1,751	△ 562	3,033
C 投資その他の資産	413,801	454,355	40,553	370,133
1 投資有価証券	154,764	200,616	45,851	131,461
2 長期貸付金	3,619	3,085	△ 533	3,652
3 繰延税金資産	199,818	197,183	△ 2,635	189,744
4 その他	57,044	54,943	△ 2,100	47,052
5 貸倒引当金	△ 1,444	△ 1,472	△ 28	△ 1,777
Ⅲ 繰延資産	254	295	40	240
資産合計	6,716,268	6,693,356	△ 22,911	6,729,109

（注）　記載金額は、百万円未満を切り捨てて表示しております。

（単位：百万円）

科目	前連結会計年度末 （平成17年３月31日）	当中間連結会計期間末 （平成17年９月30日）	増減	前中間連結会計期間末 （平成16年９月30日）
（負債の部）				
Ⅰ 流動負債	1,116,367	1,091,902	△ 24,465	976,154
1 支払手形及び買掛金	50,567	42,460	△ 8,106	37,373
2 短期借入金	158,702	160,704	2,001	134,451
3 1年以内に支払う鉄道施設購入長期未払金	147,612	148,189	577	144,059
4 未払金	275,819	160,323	△ 115,496	144,847
5 未払消費税等	12,821	5,936	△ 6,885	7,951
6 未払法人税等	71,782	80,948	9,165	95,577
7 預り連絡運賃	12,070	15,477	3,406	15,737
8 前受運賃	103,403	106,334	2,930	112,424
9 賞与引当金	79,479	80,999	1,520	84,737
10 災害損失引当金	28,647	16,137	△ 12,509	―
11 その他	175,460	274,390	98,930	198,994
Ⅱ 固定負債	4,390,112	4,281,550	△ 108,562	4,567,415
1 社債	1,093,860	1,035,900	△ 57,960	1,103,860
2 長期借入金	687,941	661,889	△ 26,052	734,498
3 鉄道施設購入長期未払金	1,745,215	1,694,260	△ 50,955	1,841,287
4 繰延税金負債	1,861	2,020	158	1,704
5 退職給付引当金	598,923	604,495	5,571	601,710
6 その他	262,311	282,985	20,674	284,353
負債合計	5,506,480	5,373,452	△ 133,027	5,543,569
少数株主持分	26,242	27,496	1,254	29,927
（資本の部）				
Ⅰ 資本金	200,000	200,000	―	200,000
Ⅱ 資本剰余金	96,600	96,600	―	96,600
Ⅲ 利益剰余金	856,664	942,656	85,992	841,551
Ⅳ その他有価証券評価差額金	32,551	55,434	22,882	24,224
Ⅴ 自己株式	△ 2,270	△ 2,283	△ 12	△ 6,763
資本合計	1,183,545	1,292,407	108,862	1,155,612
負債、少数株主持分及び資本合計	6,716,268	6,693,356	△ 22,911	6,729,109

(4)－2　比較連結損益計算書

（単位：百万円）

科目	前中間連結会計期間（平成16年4月1日から平成16年9月30日まで）	当中間連結会計期間（平成17年4月1日から平成17年9月30日まで）	増減	前連結会計年度（平成16年4月1日から平成17年3月31日まで）
Ⅰ 営業収益	1,269,549	1,290,984	21,434	2,537,480
Ⅱ 営業費	1,047,572	1,054,650	7,077	2,178,946
1 運輸業等営業費及び売上原価	808,911	817,111	8,199	1,677,929
2 販売費及び一般管理費	238,661	237,538	△ 1,122	501,016
営業利益	221,977	236,334	14,357	358,534
Ⅲ 営業外収益	7,418	6,550	△ 868	29,655
1 受取利息及び受取配当金	1,036	1,565	529	1,256
2 持分法による投資利益	850	521	△ 329	290
3 その他	5,531	4,463	△ 1,067	28,108
Ⅳ 営業外費用	77,413	74,333	△ 3,079	175,849
1 支払利息	75,866	69,583	△ 6,283	148,431
2 その他	1,546	4,750	3,203	27,418
経常利益	151,982	168,551	16,568	212,339
Ⅴ 特別利益	50,418	16,902	△ 33,515	186,839
1 投資有価証券売却益	39,511	839	△ 38,671	39,516
2 工事負担金等受入額	6,697	10,309	3,611	79,727
3 その他の特別利益	4,209	5,753	1,544	67,595
Ⅵ 特別損失	55,125	14,940	△ 40,184	198,978
1 工事負担金等圧縮損	6,619	9,902	3,282	75,123
2 減損損失	38,183	1,502	△ 36,680	46,355
3 その他の特別損失	10,322	3,535	△ 6,786	77,499
税金等調整前中間（当期）純利益	147,275	170,513	23,238	200,200
法人税、住民税及び事業税	92,373	78,752	△ 13,620	137,408
法人税等調整額	△ 28,633	△ 9,980	18,653	△ 51,045
少数株主利益	1,171	1,343	171	2,246
中間（当期）純利益	82,364	100,398	18,033	111,592

（注）　記載金額は、百万円未満を切り捨てて表示しております。

（4）－3　比較連結剰余金計算書

（単位：百万円）

科目	前中間連結会計期間（平成16年4月1日から平成16年9月30日まで）	当中間連結会計期間（平成17年4月1日から平成17年9月30日まで）	増減	前連結会計年度（平成16年4月1日から平成17年3月31日まで）
（資本剰余金の部）				
Ⅰ 資本剰余金期首残高	96,600	96,600	－	96,600
Ⅱ 資本剰余金中間期末（期末）残高	96,600	96,600	－	96,600
（利益剰余金の部）				
Ⅰ 利益剰余金期首残高	771,232	856,664	85,431	771,232
Ⅱ 利益剰余金増加高	82,495	100,398	17,902	111,624
1 中間（当期）純利益	82,364	100,398	18,033	111,592
2 連結子会社増加等に伴う増加高	131	－	△131	32
Ⅲ 利益剰余金減少高	12,176	14,405	2,228	26,193
1 配当金	12,000	13,989	1,989	23,969
2 役員賞与	176	220	43	176
（うち監査役賞与）	（20）	（23）	（2）	（20）
3 自己株式処分差損	－	0	0	2,046
4 連結子会社増加等に伴う減少高	－	195	195	－
Ⅳ 利益剰余金中間期末（期末）残高	841,551	942,656	101,105	856,664

（注）記載金額は、百万円未満を切り捨てて表示しております。

(4)－4 比較連結キャッシュ・フロー計算書

（単位：百万円）

科目	前中間連結会計期間 (平成16年4月1日から 平成16年9月30日まで)	当中間連結会計期間 (平成17年4月1日から 平成17年9月30日まで)	前連結会計年度 (平成16年4月1日から 平成17年3月31日まで)
Ⅰ 営業活動によるキャッシュ・フロー			
1 税金等調整前中間（当期）純利益	147,275	170,513	200,200
2 減価償却費	155,960	153,314	317,956
3 減損損失	38,183	1,502	46,355
4 長期前払費用償却費	2,287	2,175	4,912
5 退職給付引当金の増加額	6,142	6,457	3,368
6 受取利息及び受取配当金	△ 1,036	△ 1,565	△ 1,256
7 支払利息	75,866	69,583	148,431
8 工事負担金等受入額	△ 6,697	△ 10,309	△ 79,727
9 投資有価証券売却益	△ 39,511	△ 839	△ 39,516
10 固定資産除却損及び圧縮損	13,059	15,707	101,661
11 売上債権の増加額又は減少額	11,171	9,141	△ 10,826
12 仕入債務の増加額又は減少額	△ 51,543	△ 23,161	△ 9,175
13 その他	△ 12,364	△ 16,770	20,707
小計	338,793	375,747	703,092
14 利息及び配当金の受取額	1,162	1,693	1,417
15 利息の支払額	△ 74,320	△ 70,641	△ 149,914
16 災害損失の支払額	－	△ 16,706	△ 6,854
17 法人税等の支払額	△ 68,501	△ 66,669	△ 140,004
営業活動によるキャッシュ・フロー	197,134	223,425	407,736
Ⅱ 投資活動によるキャッシュ・フロー			
1 有形・無形固定資産の取得による支出	△ 205,187	△ 199,185	△ 388,993
2 有形・無形固定資産の売却による収入	6,252	5,994	69,444
3 工事負担金等による受入	32,283	41,438	59,312
4 投資有価証券の取得による支出	△ 1,691	△ 6,766	△ 13,609
5 投資有価証券の売却による収入	41,908	905	41,916
6 その他	△ 39	△ 455	16,980
投資活動によるキャッシュ・フロー	△ 126,473	△ 158,068	△ 214,948
Ⅲ 財務活動によるキャッシュ・フロー			
1 コマーシャル・ペーパーの増加額	－	90,000	5,000
2 長期借入れによる収入	－	21,500	64,300
3 社債の発行による収入	69,959	29,989	129,942
4 長期債務の返済による支出	△ 86,516	△ 185,933	△ 338,735
5 自己株式の取得による支出	△ 6,312	△ 17	△ 6,507
6 配当金の支払額	△ 12,000	△ 13,989	△ 23,969
7 社債の期限前償還に係る前払金の支出	△ 40,000	－	－
8 その他	△ 8,683	△ 8,259	△ 39,071
財務活動によるキャッシュ・フロー	△ 83,552	△ 66,710	△ 209,041
Ⅳ 現金及び現金同等物の増加額又は減少額	△ 12,891	△ 1,353	△ 16,252
Ⅴ 現金及び現金同等物の期首残高	82,935	66,781	82,935
Ⅵ 連結子会社追加等に伴う増加額	22	271	98
Ⅶ 現金及び現金同等物の中間期末（期末）残高	70,066	65,699	66,781

（注）記載金額は、百万円未満を切り捨てて表示しております。

(4)－5　中間連結財務諸表作成のための基本となる重要な事項

1．連結の範囲に関する事項

子会社のうちジェイアールバス関東㈱、日本ホテル㈱、東日本キヨスク㈱等85社を連結の範囲に含めております。当中間連結会計期間の新規連結子会社は、新規設立による㈱ジェイアール東日本ビルディングの1社であります。なお、平成17年4月1日に、㈱ホテルエドモントおよび日本ホテル㈱は㈱ホテルメトロポリタン（現日本ホテル㈱）と、㈱大森プリモおよび㈱秋葉原は東京圏駅ビル開発㈱と、青森ステーション開発㈱は盛岡ターミナルビル㈱と、熊谷ステーション開発㈱は高崎ターミナルビル㈱と、㈱ルミネ茅ヶ崎および㈱アボンデは平塚ステーションビル㈱（現湘南ステーションビル㈱）と、それぞれ合併し消滅しております。

㈱ジェイアール東日本物流は非連結子会社のジェイイーストサービス㈱を、ジェイアール東日本ビルテック㈱は非連結子会社の㈱ジェイアール東日本住建を、それぞれ吸収合併しております。

非連結子会社は㈱ＮＲＥ大増、㈱ヤンレイ等であります。非連結子会社の総資産の合計額、売上高の合計額、中間純損益および利益剰余金の額等のうち持分に見合う額の合計額は、連結会社の総資産の合計額、売上高の合計額、中間純損益および利益剰余金の額等のうち持分に見合う額の合計額に比していずれも少額であり、これらの子会社を連結の範囲から除外しても当企業集団の財政状態および経営成績に関する合理的な判断を妨げる程度の重要性はありません。

2．持分法の適用に関する事項

関連会社のうちセントラル警備保障㈱、㈱ジェイティービーの2社に対する投資について持分法を適用しております。

非連結子会社および持分法非適用の関連会社（山形ジェイアール直行特急保有㈱等）に対する投資については、それぞれの中間純損益および利益剰余金の額等のうち持分に見合う額の合計額が、連結会社および持分法を適用する会社の中間純損益および利益剰余金の額等のうち持分に見合う額の合計額に比していずれも少額であり、中間連結純損益および連結利益剰余金等に及ぼす影響が軽微であるため、持分法を適用しておりません。

なお、持分法適用関連会社のうち中間決算日が中間連結決算日と異なる会社については、当該会社の中間会計期間に係る中間財務諸表を使用しております。

3．連結子会社の中間決算日等に関する事項

連結子会社のうち㈱オレンジページの中間決算日は8月31日であります。中間連結財務諸表の作成に当たっては、同日現在の中間財務諸表を使用しておりますが、中間連結決算日との間に生じた重要な取引については、連結上必要な調整をしております。

また、㈱ガーラ湯沢の中間決算日は3月31日でありますが、中間連結決算日現在で実施した仮決算に基づく中間財務諸表により作成しております。

4．会計処理基準に関する事項

(1)　重要な資産の評価基準および評価方法

①　有価証券の評価基準および評価方法

満期保有目的の債券

償却原価法（定額法）によっております。

その他有価証券

a　時価のあるもの

中間決算日の市場価格等に基づく時価法によっております（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）。

b　時価のないもの

主として移動平均法に基づく原価法によっております。

② たな卸資産の評価基準および評価方法

分譲土地建物	個別法に基づく原価法
鉄道事業の貯蔵品	移動平均法に基づく原価法
販売用物品	主として売価還元法、先入先出法に基づく原価法
その他	主として最終仕入原価法に基づく原価法

(2) 重要な減価償却資産の減価償却の方法

① 有形固定資産

定率法によっております。ただし、鉄道事業取替資産については取替法によっており、連結子会社の一部有形固定資産は、定額法によっております。

また、平成10年4月1日以降取得した建物（建物附属設備を除く）については定額法によっております。

なお、耐用年数および残存価額等については、法人税法に規定する方法と同一の基準によっております。

② 無形固定資産

定額法によっております。

なお、耐用年数については、法人税法に規定する方法と同一の基準によっております。

ただし、自社利用のソフトウェアについては、各社内における利用可能期間（5年）に基づく定額法によっております。

(3) 重要な引当金の計上基準

① 貸倒引当金

債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

② 賞与引当金

従業員賞与の支給に充てるため、支給見込額基準により計上しております。

③ 退職給付引当金

従業員の退職給付に備えるため、当連結会計年度末における退職給付債務および年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。

会計基準変更時差異は、平成12年度より10年による按分額を費用処理しております。なお、当中間連結会計期間末の未処理額は220,293百万円であります。

過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数（主として10年）による定額法により按分した額を費用処理しております。

数理計算上の差異は、各連結会計年度の発生時における従業員の平均残存勤務期間以内の一定の年数(主として 10 年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から費用処理することとしております。

④ 災害損失引当金

平成16年10月23日に発生した新潟県中越地震に伴う復旧費用等の支出に備えるため、その見積もり額を計上しております。

(4) 重要なリース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

(5) 重要なヘッジ会計の方法

通貨スワップおよび為替予約については、振当処理によっております。また、金利スワップについては、特例処理によっております。

(6) 工事負担金等の圧縮記帳の会計処理

鉄道事業における連続立体交差等の高架化工事や踏切拡張工事等を行うにあたり、地方公共団体等より工事費の一部として工事負担金等を受けております。

これらの工事負担金等は、工事完成時に当該工事負担金等相当額を取得した固定資産の取得価額から直接減額して計上しております。

連結損益計算書においては、工事負担金等受入額を収用に伴う受入額も含めて「工事負担金等受入額」として特別利益に計上するとともに、固定資産の取得価額から直接減額した額を収用に伴う圧縮額も含めて「工事負担金等圧縮損」として特別損失に計上しております。

なお、当中間連結会計期間において、特別利益に計上した「工事負担金等受入額」のうち収用に伴う受入額を除いた額は9,218百万円であり、特別損失に計上した「工事負担金等圧縮損」のうち収用に伴う圧縮額を除いた額は8,811百万円であります。また、当中間連結会計期間末における固定資産の取得価額から直接減額された工事負担金等圧縮累計額は571,788百万円であります。

(7) 消費税等の会計処理は、税抜方式によっております。

5．中間連結キャッシュ・フロー計算書における資金の範囲

中間連結キャッシュ・フロー計算書における資金（現金及び現金同等物）には手許現金、随時引き出し可能な預金および容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から3ヶ月以内に満期日の到来する短期投資を計上しております。

注記事項

（連結貸借対照表関係）

1．有形固定資産の減価償却累計額

（前連結会計年度末）	（当中間連結会計期間末）	（前中間連結会計期間末）
5,560,850 百万円	5,661,023 百万円	5,479,252 百万円

2．偶発債務

社債の債務履行引受契約に係る原債務

（前連結会計年度末）	（当中間連結会計期間末）	（前中間連結会計期間末）
70,000 百万円	160,568 百万円	―

3．担保提供資産

(1)　旅客鉄道株式会社及び日本貨物鉄道株式会社に関する法律の一部を改正する法律（平成 13 年法律第 61 号）附則第 7 条に基づき、当社の総財産を社債（偶発債務を含む）の一般担保に供しております。ただし、平成 13 年 12 月 1 日以降発行の社債 476,000 百万円については、無担保となっております。

(2) 担保に供している資産は次のとおりであります。

	（前連結会計年度末）	（当中間連結会計期間末）	（前中間連結会計期間末）
建物及び構築物	37,821 百万円	36,855 百万円	38,704 百万円
そ　の　他	504 百万円	501 百万円	498 百万円
計	38,325 百万円	37,356 百万円	39,202 百万円

上記に対応する債務は次のとおりであります。

	（前連結会計年度末）	（当中間連結会計期間末）	（前中間連結会計期間末）
長 期 借 入 金	4,738 百万円	4,490 百万円	4,996 百万円
そ　の　他	620 百万円	483 百万円	341 百万円
計	5,358 百万円	4,974 百万円	5,337 百万円

(3) 財団抵当に供している資産（鉄道財団）は次のとおりであります。

	（前連結会計年度末）	（当中間連結会計期間末）	（前中間連結会計期間末）
建物及び構築物	56,055 百万円	54,509 百万円	47,396 百万円
そ　の　他	9,115 百万円	8,583 百万円	8,584 百万円
計	65,170 百万円	63,093 百万円	55,981 百万円

上記に対応する債務は次のとおりであります。

	（前連結会計年度末）	（当中間連結会計期間末）	（前中間連結会計期間末）
鉄道施設購入長期未払金	16,035 百万円	13,517 百万円	13,451 百万円

(連結損益計算書関係)

販売費及び一般管理費の内訳は次のとおりであります。

	(前中間連結会計期間)	(当中間連結会計期間)	(前連結会計年度)
人件費	134,526百万円	125,904百万円	269,379百万円
経費	72,351百万円	79,931百万円	163,043百万円
諸税	8,148百万円	8,634百万円	20,633百万円
減価償却費	23,270百万円	22,499百万円	47,354百万円
連結調整勘定償却額	364百万円	569百万円	604百万円
計	238,661百万円	237,538百万円	501,016百万円

(連結キャッシュ・フロー計算書関係)

現金及び現金同等物の中間期末(期末)残高と中間連結貸借対照表および連結貸借対照表に掲記されている科目の金額との関係

	(前中間連結会計期間)	(当中間連結会計期間)	(前連結会計年度)
現金及び預金勘定	70,267百万円	65,869百万円	66,950百万円
預入期間が3ヶ月を超える定期預金	△ 201百万円	△ 169百万円	△ 169百万円
現金及び現金同等物の中間期末(期末)残高	70,066百万円	65,699百万円	66,781百万円

(5) リース取引関係

ＥＤＩＮＥＴにより開示を行うため記載を省略しております。

(6) 有価証券関係

1. 満期保有目的の債券で時価のあるもの

(単位：百万円)

種類	前中間連結会計期間末			当中間連結会計期間末			前連結会計年度末		
	中間連結貸借対照表計上額	時価	差額	中間連結貸借対照表計上額	時価	差額	連結貸借対照表計上額	時価	差額
国債・地方債等	335	335	0	325	325	0	335	335	0

2. その他有価証券で時価のあるもの

(単位：百万円)

種類	前中間連結会計期間末			当中間連結会計期間末			前連結会計年度末		
	取得原価	中間連結貸借対照表計上額	差額	取得原価	中間連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額
(1) 株式	41,708	80,943	39,234	58,489	150,685	92,196	51,857	105,845	53,988
(2) 債券									
①国債・地方債等	134	151	17	127	139	11	134	149	15
②その他	1,607	1,648	41	1,581	1,602	21	1,599	1,636	36
合計	43,450	82,744	39,293	60,198	152,428	92,229	53,590	107,630	54,040

3. 時価評価されていない主な有価証券の内容および中間連結貸借対照表計上額(連結貸借対照表計上額)

(単位：百万円)

種類	前中間連結会計期間末	種類	当中間連結会計期間末	種類	前連結会計年度末
(その他有価証券)		(その他有価証券)		(その他有価証券)	
非上場株式 (店頭売買株式を除く)	11,331	非上場株式	11,160	非上場株式	11,183
優先出資証券	999	匿名組合出資金	2,013	匿名組合出資金	1,304
		優先出資証券	999	優先出資証券	999

(7) デリバティブ取引関係

ＥＤＩＮＥＴにより開示を行うため記載を省略しております。

(8) セグメント情報

1．事業の種類別セグメント情報

前中間連結会計期間（平成16年４月１日～平成16年９月30日）　(単位：百万円)

	運輸業	駅スペース活用事業	ショッピング・オフィス事業	その他事業	計	消去又は全社	連結
売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	900,426	185,453	89,412	94,257	1,269,549	－	1,269,549
(2)セグメント間の内部売上高又は振替高	27,064	4,660	3,735	111,046	146,506	(146,506)	－
計	927,491	190,113	93,147	205,304	1,416,056	(146,506)	1,269,549
営業費用	748,165	177,411	67,629	201,108	1,194,315	(146,742)	1,047,572
営業利益	179,325	12,701	25,518	4,196	221,741	(△235)	221,977

当中間連結会計期間（平成17年４月１日～平成17年９月30日）　(単位：百万円)

	運輸業	駅スペース活用事業	ショッピング・オフィス事業	その他事業	計	消去又は全社	連結
売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	907,484	190,937	93,041	99,521	1,290,984	－	1,290,984
(2)セグメント間の内部売上高又は振替高	27,826	5,511	3,870	118,053	155,261	(155,261)	－
計	935,310	196,449	96,911	217,575	1,446,245	(155,261)	1,290,984
営業費用	745,652	181,517	68,527	214,623	1,210,320	(155,669)	1,054,650
営業利益	189,658	14,931	28,383	2,951	235,925	(△408)	236,334

前連結会計年度（平成16年４月１日～平成17年３月31日）　(単位：百万円)

	運輸業	駅スペース活用事業	ショッピング・オフィス事業	その他事業	計	消去又は全社	連結
売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	1,781,775	369,790	181,955	203,958	2,537,480	－	2,537,480
(2)セグメント間の内部売上高又は振替高	54,953	10,392	7,263	259,942	332,551	(332,551)	－
計	1,836,728	380,182	189,219	463,901	2,870,032	(332,551)	2,537,480
営業費用	1,571,099	353,803	139,406	446,415	2,510,724	(331,778)	2,178,946
営業利益	265,629	26,378	49,812	17,486	359,307	(772)	358,534

(注) 1．記載金額は、百万円未満を切り捨てて表示しております。

2．事業区分の方法

経営の多角化の実態が具体的かつ適切に開示できるよう、経営管理上採用している区分によっております。

3．各事業区分の主要な事業内容

運輸業 ……………………………… 鉄道事業を中心とした旅客運送事業

駅スペース活用事業 …………… 駅における商業スペースを利用した小売店、飲食店、コンビニエンスストア等の事業

ショッピング・オフィス事業 … 駅スペース活用事業以外のショッピングセンターの運営事業およびオフィスビル等の貸付業

その他事業 ………………………… 広告代理業、ホテル業、卸売業、貨物自動車運送事業、清掃整備業、情報処理業、住宅分譲事業、クレジットカード事業、その他サービス業

2．所在地別セグメント情報

前中間連結会計期間、当中間連結会計期間および前連結会計年度については、本国以外の国または地域に所在する連結子会社はありません。

3．海　外　売　上　高

前中間連結会計期間、当中間連結会計期間および前連結会計年度については、海外売上高はありません。

（9）重要な後発事象

（社債の発行）

当社は、以下の条件で普通社債を発行いたしました。

1　東日本旅客鉄道株式会社第40回無担保普通社債

(1)　発行年月日　　平成17年10月20日
(2)　発行総額　　25,000百万円
(3)　発行価格　　額面100円につき99円99銭
(4)　利　　率　　年1.04%
(5)　償還期限　　平成23年12月20日
(6)　資金使途　　借入金返済資金および鉄道施設購入長期未払金返済資金

2　東日本旅客鉄道株式会社第41回無担保普通社債

(1)　発行年月日　　平成17年10月20日
(2)　発行総額　　20,000百万円
(3)　発行価格　　額面100円につき99円99銭
(4)　利　　率　　年1.56%
(5)　償還期限　　平成27年9月18日
(6)　資金使途　　借入金返済資金および鉄道施設購入長期未払金返済資金

3　東日本旅客鉄道株式会社第42回無担保普通社債

(1)　発行年月日　　平成17年10月20日
(2)　発行総額　　20,000百万円
(3)　発行価格　　額面100円につき99円88銭
(4)　利　　率　　年2.11%
(5)　償還期限　　平成37年9月19日
(6)　資金使途　　借入金返済資金および鉄道施設購入長期未払金返済資金

(Summary English Translation)

Outline of the Non-Consolidated Interim Financial Statements
for the First Six-Month Period during the Fiscal Year ending March 31, 2006

October 28, 2005

East Japan Railway Company

Code Number: 9020
(URL http://www.jreast.co.jp)

Representative: Mutsutake Otsuka
President and CEO

Contact Person: Osamu Kawanobe
General Manager of Public Relations Department

Board Meeting Date: October 28, 2005

Commencement Date of Interim Dividends Payment:
December 1, 2005

Listings:
Tokyo Stock Exchange
Osaka Securities Exchange
Nagoya Stock Exchange

Location of Head Office: Tokyo

Tel.: (03) 5334-1300

Interim Dividends: Applicable

Unit Share System: Not applicable

1. Business Results (April 1, 2005 through September 30, 2005)

(1) Results of Operations

(Note) The figures are rounded down to the nearest one million yen.

	Operating Revenues	Operating Income	Ordinary Income
Six months ended September 30, 2005	¥960,194 million 1.0%	¥211,921 million 4.6%	¥144,259 million 8.5%
Six months ended September 30, 2004	¥950,282 million 0.5%	¥202,573 million 14.9%	¥132,975 million 29.3%
Year ended March 31, 2005	¥1,883,182 million	¥310,686 million	¥165,888 million

	Net Income	Earnings per Share
Six months ended September 30, 2005	¥88,742 million 19.1%	¥22,202.11
Six months ended September 30, 2004	¥74,481 million 35.8%	¥18,633.47
Year ended March 31, 2005	¥96,035 million	¥23,970.83

(Notes) 1. Average number of outstanding shares for each period:
Six months ended September 30, 2005: 3,997,046
Six months ended September 30, 2004: 3,997,179
Year ended March 31, 2005: 3,997,175

2. *Changes in accounting treatment: Not applicable*

3. *Percentages appearing under operating revenues, operating income, ordinary income and net income represent the ratio of increase/(decrease) compared to the same period in the immediately preceding year.*

(2) Dividends

	Interim Dividends per Share	Annual Dividends per Share
Six months ended September 30, 2005	¥4,000.00	–
Six months ended September 30, 2004	¥3,000.00	–
Year ended March 31, 2005	–	¥6,500.00

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Total Assets	Shareholders' Equity per Share
At September 30, 2005	¥6,250,592 million	¥1,196,143 million	19.1%	¥299,257.90
At September 30, 2004	¥6,305,857 million	¥1,079,559 million	17.1%	¥270,573.18
At March 31, 2005	¥6,287,654 million	¥1,099,720 million	17.5%	¥275,077.57

(Notes) 1. Total outstanding shares as of the end of each fiscal year:

Six months ended September 30, 2005: 3,997,032
Six months ended September 30, 2004: 3,989,900
Year ended March 31, 2005: 3,997,055

2. Total own shares as of the end of each fiscal year:

Six months ended September 30, 2005: 2,968
Six months ended September 30, 2004: 10,100
Year ended March 31, 2005: 2,945

2. Forecast of Business Results (April 1, 2005 through March 31, 2006)

	Operating Revenues	Ordinary Income	Net Income	Dividends per Share	
				End of Year	
Year ending March 31, 2006	¥1,906,000 million	¥213,000 million	¥130,000 million	¥4,000.00	¥8,000.00

(Reference) Estimated net income per share (annual): ¥32,524.13

* *Please note that the Forecast of Business Results as mentioned above is based on certain assumptions that we currently deem reasonable, and that the actual business results may change according to various factors.*

平成18年3月期　個別中間財務諸表の概要

平成17年10月28日

上場会社名　東日本旅客鉄道株式会社　　上場取引所　東 大 名

コード番号　9020　　本社所在都道府県　東　京　都

(URL http://www.jreast.co.jp)

代　表　者　役職名　代表取締役社長　氏 名　大塚　陸毅

問合せ先責任者　役職名　広報部長　氏 名　川野邊　修　　TEL：(03)-5334-1300

決算取締役会開催日　平成17年10月28日　　中間配当制度の有無　有

中間配当支払開始日　平成17年12月 1日　　単元株制度採用の有無　無

1．17年9月中間期の業績（平成17年4月1日～平成17年9月30日）

(1) 経営成績　　(注)記載金額は、百万円未満を切り捨てて表示しております。

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
17年9月中間期	960,194	1.0	211,921	4.6	144,259	8.5
16年9月中間期	950,282	0.5	202,573	14.9	132,975	29.3
17年3月期	1,883,182	―	310,686	―	165,888	―

	中間（当期）純利益		1株当たり中間（当期）純利益
	百万円	%	円 銭
17年9月中間期	88,742	19.1	22,202.11
16年9月中間期	74,481	35.8	18,633.47
17年3月期	96,035	―	23,970.83

(注) ①期中平均株式数　17年9月中間期　3,997,046株　16年9月中間期　3,997,179株　17年3月期　3,997,175株

②会計処理方法の変更　無

③売上高、営業利益、経常利益、中間（当期）純利益におけるパーセント表示は、対前年中間期増減率

(2) 配当状況

	1株当たり中間配当金	1株当たり年間配当金
	円 銭	円 銭
17年9月中間期	4,000.00	―
16年9月中間期	3,000.00	―
17年3月期	―	6,500.00

(3) 財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
17年9月中間期	6,250,592	1,196,143	19.1	299,257.90
16年9月中間期	6,305,857	1,079,559	17.1	270,573.18
17年3月期	6,287,654	1,099,720	17.5	275,077.57

(注) ①期末発行済株式数　17年9月中間期　3,997,032株　16年9月中間期　3,989,900株　17年3月期　3,997,055株

②期末自己株式数　17年9月中間期　2,968株　16年9月中間期　10,100株　17年3月期　2,945株

2．18年3月期の業績予想（平成17年4月1日～平成18年3月31日）

	売上高	経常利益	当期純利益	1株当たり年間配当金	
				期末	
	百万円	百万円	百万円	円 銭	円 銭
通　期	1,906,000	213,000	130,000	4,000.00	8,000.00

(参考)　1株当たり予想当期純利益（通期）　32,524円13銭

※　上記の業績予想は、当社が現時点で合理的であると判断する一定の前提に基づいており、実際の業績は、さまざまな要素により異なる結果となる可能性があることをご承知おき下さい。

なお、上記の業績予想に関する事項は、中間決算短信（連結）の添付資料11ページをご参照下さい。

（1）－1　比較貸借対照表

（単位：百万円）

科目	前期末（平成17年3月31日）	当中間期末（平成17年9月30日）	増減	前中間期末（平成16年9月30日）
（資産の部）				
I 流動資産	326,665	317,590	△ 9,074	341,497
1 現金・預金	40,124	46,790	6,665	41,627
2 未収運賃	35,507	36,806	1,298	39,182
3 未収金	112,362	99,251	△ 13,111	85,478
4 分譲土地建物	8,618	7,508	△ 1,110	9,173
5 貯蔵品	12,799	17,337	4,538	17,034
6 繰延税金資産	57,097	53,491	△ 3,606	49,467
7 その他の流動資産	61,674	57,955	△ 3,719	101,062
8 貸倒引当金	△ 1,520	△ 1,550	△ 29	△ 1,528
II 固定資産	5,960,852	5,932,861	△ 27,991	5,964,231
A 鉄道事業固定資産	4,507,298	4,455,369	△ 51,929	4,518,996
B 関連事業固定資産	357,723	357,163	△ 559	359,845
C 各事業関連固定資産	328,261	321,936	△ 6,325	363,547
D 建設仮勘定	150,509	160,173	9,663	141,180
E 投資その他の資産	617,059	638,218	21,159	580,661
1 関係会社株式	181,742	182,241	499	177,244
2 繰延税金資産	179,438	176,862	△ 2,575	171,864
3 その他の投資等	256,470	279,744	23,273	232,231
4 貸倒引当金	△ 591	△ 629	△ 37	△ 678
III 繰延資産	137	140	3	128
資産合計	6,287,654	6,250,592	△ 37,062	6,305,857

（注）　記載金額は、百万円未満を切り捨てて表示しております。

（単位：百万円）

科目	前期末（平成17年3月31日）	当中間期末（平成17年9月30日）	増減	前中間期末（平成16年9月30日）
（負債の部）				
Ⅰ 流動負債	1,054,961	1,016,516	△ 38,445	925,624
1 1年以内に返済する長期借入金	143,450	144,572	1,122	118,286
2 1年以内に支払う鉄道施設購入長期未払金	146,809	147,418	608	143,332
3 未払金	280,226	165,602	△ 114,623	147,972
4 未払費用	30,226	28,668	△ 1,557	31,715
5 未払法人税等	58,746	69,818	11,072	83,133
6 預り連絡運賃	13,015	16,503	3,487	16,870
7 前受運賃	102,990	105,910	2,919	111,933
8 前受金	44,825	54,627	9,802	76,079
9 賞与引当金	68,721	68,709	△ 11	72,201
10 災害損失引当金	28,647	16,137	△ 12,509	―
11 その他の流動負債	137,303	198,547	61,244	124,098
Ⅱ 固定負債	4,132,972	4,037,932	△ 95,039	4,300,672
1 社債	1,093,960	1,036,000	△ 57,960	1,103,960
2 長期借入金	671,209	650,603	△ 20,606	709,376
3 鉄道施設購入長期未払金	1,729,982	1,681,513	△ 48,468	1,828,562
4 退職給付引当金	566,557	571,779	5,222	568,391
5 その他の固定負債	71,263	98,036	26,772	90,382
負債合計	5,187,934	5,054,449	△ 133,485	5,226,297
（資本の部）				
Ⅰ 資本金	200,000	200,000	―	200,000
Ⅱ 資本剰余金	96,600	96,600	―	96,600
1 資本準備金	96,600	96,600	―	96,600
Ⅲ 利益剰余金	774,138	848,671	74,532	766,600
1 利益準備金	22,173	22,173	―	22,173
2 任意積立金	567,371	617,544	50,173	567,371
3 中間（当期）未処分利益	184,593	208,952	24,359	177,055
Ⅳ その他有価証券評価差額金	30,800	52,703	21,903	22,671
Ⅴ 自己株式	△ 1,819	△ 1,831	△ 12	△ 6,312
資本合計	1,099,720	1,196,143	96,423	1,079,559
負債・資本合計	6,287,654	6,250,592	△ 37,062	6,305,857

(1)－2　比較損益計算書

（単位：百万円）

科目	前中間期（平成16年4月 1日から 平成16年9月30日まで）	当中間期（平成17年4月 1日から 平成17年9月30日まで）	増減	前期（平成16年4月 1日から 平成17年3月31日まで）
Ⅰ 鉄道事業				
1 営業収益	921,157	930,013	8,855	1,824,636
2 営業費	733,504	731,139	△ 2,364	1,541,631
営業利益	187,653	198,873	11,220	283,005
Ⅱ 関連事業				
1 営業収益	29,124	30,181	1,056	58,546
2 営業費	14,204	17,133	2,928	30,864
営業利益	14,920	13,048	△ 1,871	27,681
全事業営業利益	202,573	211,921	9,348	310,686
Ⅲ 営業外収益	6,671	5,669	△ 1,002	28,595
1 受取利息・受取配当金	2,086	2,061	△ 24	2,814
2 その他	4,585	3,607	△ 977	25,780
Ⅳ 営業外費用	76,269	73,331	△ 2,937	173,394
1 支払利息・社債利息	75,303	69,158	△ 6,145	147,412
2 その他	965	4,173	3,207	25,981
経常利益	132,975	144,259	11,284	165,888
Ⅴ 特別利益	41,420	15,436	△ 25,984	176,581
Ⅵ 特別損失	42,018	11,576	△ 30,442	172,401
税引前中間(当期)純利益	132,376	148,119	15,742	170,067
法人税、住民税及び事業税	80,613	68,082	△ 12,530	117,480
法人税等調整額	△ 22,718	△ 8,705	14,012	△ 43,448
中間(当期)純利益	74,481	88,742	14,261	96,035
前期繰越利益	102,574	120,210	17,636	102,574
自己株式処分差損	—	0	0	2,046
中間配当額	—	—	—	11,969
中間(当期)未処分利益	177,055	208,952	31,897	184,593

（注）　記載金額は、百万円未満を切り捨てて表示しております。

中間財務諸表作成の基本となる重要な事項

1．資産の評価基準および評価方法

(1) 有価証券

① 満期保有目的の債券

償却原価法（定額法）によっております。

② 子会社株式および関連会社株式

移動平均法に基づく原価法によっております。

③ その他有価証券

a 時価のあるもの

中間決算日の市場価格等に基づく時価法によっております（評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定)。

b 時価のないもの

移動平均法に基づく原価法によっております。

(2) たな卸資産

① 分譲土地建物

個別法に基づく原価法によっております。

② 貯蔵品

移動平均法に基づく原価法によっております。

2．固定資産の減価償却の方法

(1) 有形固定資産

定率法によっております。ただし、鉄道事業固定資産の構築物のうち取替資産については取替法によっております。

また、平成10年4月1日以降取得した建物（建物附属設備を除く）については定額法によっております。

なお、耐用年数および残存価額等については、法人税法に規定する方法と同一の基準によっております。

(2) 無形固定資産

定額法によっております。

なお、耐用年数については、法人税法に規定する方法と同一の基準によっております。

ただし、自社利用のソフトウェアについては、社内における利用可能期間（5年）に基づく定額法によっております。

3．引当金の計上基準

(1) 貸倒引当金

債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

(2) 賞与引当金

従業員賞与の支給に充てるため、支給見込額基準により計上しております。

(3) 退職給付引当金

従業員の退職給付に備えるため、当事業年度末における退職給付債務の見込額に基づいて、当中間期末において発生していると認められる額を計上しております。

会計基準変更時差異は、平成12年度より10年による按分額を費用処理しております。なお、当中間期末の未処理額は217,476百万円であります。

過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により按分した額を費用処理しております。

数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌事業年度から費用処理することとしております。

(4) 災害損失引当金

平成16年10月23日に発生した新潟県中越地震に伴う復旧費用等の支出に備えるため、その見積もり額を計上しております。

4．リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

5．ヘッジ会計の方法

通貨スワップについては、振当処理によっております。また、金利スワップについては、特例処理によっております。

6．工事負担金等の圧縮記帳の会計処理

鉄道事業における連続立体交差等の高架化工事や踏切拡張工事等を行うにあたり、地方公共団体等より工事費の一部として工事負担金等を受けております。

これらの工事負担金等は、工事完成時に当該工事負担金等相当額を取得した固定資産の取得価額から直接減額して計上しております。

損益計算書においては、工事負担金等受入額を収用に伴う受入額も含めて、「工事負担金等受入額」として特別利益に計上するとともに、固定資産の取得価額から直接減額した額を収用に伴う圧縮額も含めて「工事負担金等圧縮損」として特別損失に計上しております。

なお、当中間期において、特別利益に計上した「工事負担金等受入額」のうち収用に伴う受入額を除いた額は9,218百万円であり、特別損失に計上した「工事負担金等圧縮損」のうち収用に伴う圧縮額を除いた額は8,811百万円であります。また、当中間期末における固定資産の取得価額から直接減額された工事負担金等圧縮累計額は571,788百万円であります。

7．消費税等の会計処理

税抜方式によっております。

注記事項

（貸借対照表関係）

1．有形固定資産の減価償却累計額

（前　期　末）	（当中間期末）	（前中間期末）
4,969,028 百万円	5,052,200 百万円	4,896,908 百万円

2．偶発債務

社債の債務履行引受契約に係る原債務

（前　期　末）	（当中間期末）	（前中間期末）
70,000 百万円	160,568 百万円	—

（損益計算書関係）

1．特別利益の主な内訳

	（前中間期）	（当中間期）	（前　期）
工事負担金等受入額	6,693 百万円	10,309 百万円	79,154 百万円

2．特別損失の主な内訳

	（前中間期）	（当中間期）	（前　期）
工事負担金等圧縮損	6,615 百万円	9,902 百万円	74,550 百万円

（2） リース取引関係

ＥＤＩＮＥＴにより開示を行うため記載を省略しております。

（3） 有価証券関係

子会社株式および関連会社株式で時価のあるもの

（単位：百万円）

種　類	前中間期末（平成16年9月30日）			当中間期末（平成17年9月30日）			前期末（平成17年3月31日）		
	中間貸借対照表計上額	時　価	差　額	中間貸借対照表計上額	時　価	差　額	貸借対照表計上額	時　価	差　額
子会社株式	—	—	—	—	—	—	—	—	—
関連会社株式	3,074	4,023	948	3,074	4,626	1,552	3,074	4,594	1,520
合　計	3,074	4,023	948	3,074	4,626	1,552	3,074	4,594	1,520

（4） 重要な後発事象

（社債の発行）

当社は、以下の条件で普通社債を発行いたしました。

1　東日本旅客鉄道株式会社第40回無担保普通社債
- (1)　発行年月日　平成17年10月20日
- (2)　発行総額　25,000百万円
- (3)　発行価格　額面100円につき99円99銭
- (4)　利　　率　年1.04%
- (5)　償還期限　平成23年12月20日
- (6)　資金使途　借入金返済資金および鉄道施設購入長期未払金返済資金

2　東日本旅客鉄道株式会社第41回無担保普通社債
- (1)　発行年月日　平成17年10月20日
- (2)　発行総額　20,000百万円
- (3)　発行価格　額面100円につき99円99銭
- (4)　利　　率　年1.56%
- (5)　償還期限　平成27年9月18日
- (6)　資金使途　借入金返済資金および鉄道施設購入長期未払金返済資金

3　東日本旅客鉄道株式会社第42回無担保普通社債
- (1)　発行年月日　平成17年10月20日
- (2)　発行総額　20,000百万円
- (3)　発行価格　額面100円につき99円88銭
- (4)　利　　率　年2.11%
- (5)　償還期限　平成37年9月19日
- (6)　資金使途　借入金返済資金および鉄道施設購入長期未払金返済資金

(Summary English Translation)

Consolidated Semi-Annual Report Release
for the First Six-Month Period during the Fiscal Year ending March 31, 2006

October 28, 2005

East Japan Railway Company

Code Number: 9020
(URL http://www.jreast.co.jp)

Representative: Mutsutake Otsuka
President and CEO

Contact Person: Osamu Kawanobe
General Manager of Public Relations Department

Board Meeting Date: October 28, 2005

Adoption of U.S. accounting principle: Not applicable

Listings:
Tokyo Stock Exchange
Osaka Securities Exchange
Nagoya Stock Exchange

Location of Head Office: Tokyo

Tel.: (03) 5334-1300

1. Consolidated Business Results (April 1, 2005 through September 30, 2005)

(1) Consolidated Results of Operations

(Note) The figures are rounded down to the nearest one million yen.

	Operating Revenues	Operating Income	Ordinary Income
Six months ended September 30, 2005	¥1,290,984 million 1.7%	¥236,334 million 6.5%	¥168,551 million 10.9%
Six months ended September 30, 2004	¥1,269,549 million 1.1%	¥221,977 million 13.6%	¥151,982 million 26.4%
Year ended March 31, 2005	¥2,537,480 million	¥358,534 million	¥212,339 million

	Net Income	Earnings per Share	Earnings per Share (fully diluted)
Six months ended September 30, 2005	¥100,398 million 21.9%	¥25,122.93	–
Six months ended September 30, 2004	¥82,364 million 35.7%	¥20,609.57	–
Year ended March 31, 2005	¥111,592 million	¥27,868.00	–

(Notes) 1. Investment profit and loss in equity method:

Six months ended September 30, 2005: ¥521 million
Six months ended September 30, 2004: ¥850 million
Year ended March 31, 2005: ¥290 million